AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Six Months Ended	Year Ended
	June 30, 2008	December 31, 2007

Pretax income excluding discontinued operations	$218.2	$ 607.2
Minority interest in subsidiaries having
fixed charges	7.8	31.7
Less undistributed equity in losses of investee	1.0	2.3
Fixed charges:
Interest on annuities	186.7	371.5
Interest expense	36.0	71.2
Debt discount and expense	.8	2.0
Portion of rentals representing interest	6.2	12.4

EARNINGS	$456.7	$1,098.3

Fixed charges:
Interest on annuities	$186.7	$ 371.5
Interest expense	36.0	71.2
Debt discount and expense	.8	2.0
Portion of rentals representing interest	6.2	12.4

FIXED CHARGES	$229.7	$ 457.1

Ratio of Earnings to Fixed Charges	1.99	2.40

Earnings in Excess of Fixed Charges	$227.0	$ 641.2

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